SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MEETME, INC.

(Name of Issuer)

Common Stock, par value $0.001 par value

(Title of Class of Securities)

585141104

(CUSIP Number)

James W. McKenzie, Jr., Esq.

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Page 1 of 4 Pages)

CUSIP No. 585141104	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Geoffrey Cook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)_____
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 2,231,458 Shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 2,231,458 Shares
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,458 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) As of November 14, 2013, 38,477,359 shares of Common Stock and 1,479,948 shares of Common Stock underlying outstanding Preferred Stock, which Preferred Stock votes on an as-converted basis, were outstanding.

CUSIP No. 585141104	SCHEDULE 13D	Page 3 of 4 Pages

This voluntary filing of Amendment No. 2 to Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (“MeetMe”) by the Reporting Person. This Amendment No. 2 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 21, 2011 relating to Quepasa Corporation and the Amendment No.1 to Schedule 13D filed with the Securities and Exchange Commission on February 15, 2013, relating to MeetMe. Only those items that are hereby reported are amended; all other items remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.    Identity and Background

(a) Geoffrey Cook

(b) 100 Union Square Drive, New Hope, PA 18938

(c) The Reporting Person was appointed Chief Executive Officer of MeetMe.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

(f) The Reporting Person is a United States citizen.

Item 5.    Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own 2,231,458 shares of Common Stock. This amounts to approximately 5.5% of the outstanding shares (calculated in the manner prescribed by Rule 13d-3 under the Exchange Act). This amount includes 300,000 vested options held by the Reporting Person and does not include 150,000 unvested options held by the Reporting Person.

(b) The Reporting Person has the sole power to vote or to direct the vote and/or the sole power to dispose or to direct the disposition of 2,231,458 shares beneficially owned by the Reporting Person.

(c) On September 12, 2013, the Reporting Person gifted 455,000 shares of Common Stock.

(d) Not Applicable.

(e) Not Applicable.

CUSIP No. 585141104	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Geoffrey Cook Geoffrey Cook

Date:     February 13, 2014